

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 29, 2017

<u>Via E-mail</u>
Jamey S. Seely
Executive Vice President and General Counsel
Gates Industrial Corporation plc
1551 Wewatta Street
Denver, CO 80202

Re: Gates Industrial Corporation plc
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted November 15, 2017
CIK No. 0001718512

Dear Ms. Seely:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 2, 2017 letter.

Transaction and Monitoring Fee and Support and Services Agreements, page 155

1.   Please expand your response to prior comment 11 to clarify why you deleted disclosure here regarding an intended milestone payment in connection with this offering.

2.   Please expand your revisions added in response to prior comments 11 and 12 to clarify the specific nature of the services provided under the referenced agreements. Also, it is unclear how the services provided complement or relate to the "Gates Operating System"

and new management's "operating initiatives," as disclosed on pages 8-9. Please revise to clarify.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-3617 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Edgar J. Lewandowski, Esq.
        Simpson Thacher & Bartlett LLP